July 30, 2012

Via E-mail
Securities and Exchange Commission, Division of Finance
Attn: Jeffrey Riedler
100 F Street N.E
Washington, D.C. 20549

Re:	Health Revenue Assurance Holdings, Inc.
Amendment No. 2 to Form 8-K
Filed April 27, 2012
File No. 333-173039

Form 10-K
Filed April 16, 2012
File No. 333-173039

Dear Mr Riedler:

As discussed, we understand that you have reviewed the responses to this correspondence letter and have accepted all responses and will clear all comments upon the filing of the Form 8-K and Form 10-K that makes the appropriate revisions. We have provided responses to the questions raised by the Staff in its SEC Comment Letter dated June 26, 2012 in our amended filings that are being filed contemporaneously with this letter.  For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No 2 to Form 8-K, filed April 27, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 14

1.
You disclose on page 1 that you are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, and that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act. Please include a statement in your critical accounting policy disclosures to disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: On page 14, we have included the following statement in our critical accounting policy disclosures in our amended Form-8K:

“The Company is an emerging growth company; therefore we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Jumpstart Our Business Startups Act. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.”

Exhibit 99.1
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2 – Summary of Significant accounting policies
Revenue Recognition, page F-8

2.
In response to comment 3 you do not appear to differentiate between the specific performance and proportional performance method of recognizing revenues which are different methods. Your disclosures state that you recognize revenue generated from medical coding audit services based on the specific performance method. We believe that if an arrangement requires the performance of only one act of service at a single point in time, revenue is appropriately recognized using the specific performance method when the service is performed. However, if the arrangement requires the performance of more than one act of service performed over time, the use of the proportional performance method could be more appropriate because this method results in revenue recognized as services are performed. Under this method, revenue is recognized based on the pattern of performance. While your disclosures state that you applied the specific performance method, from your description it appears that you used the proportional performance method. Please clarify. If you use the proportional performance method, please disclose how you determine the pattern of performance, for example, hours worked to total hours estimated to complete the contract. Unless 50% of the work under the contract is completed during the planning phase it does not appear appropriate to recognize 50% of the contract fee after completion of the planning phase.

Response: We have amended our Exhibit 99.1 to reflect the proportional performance method of revenue recognition as described below:

“The Company recognizes revenue based on proportional performance method.”

The time to complete the planning phase is generally 4 weeks out of the 6 week contract which is 67% of the total contract value. The Company recognizes 50% of the contract’s value at the completion of that phase since each contract specifies that 50% is due, payable and non-refundable at that time. Management feels that the 50% is a net realizable amount and determinable and collectible based on the contract.

Form 10-K, filed April 16, 2012

Intellectual Property, page 5

3.
We note that your Form 8-K states that you have a patent application pending, which was filed with the United States Patent and Trademark Office on October 13, 2006, on your computer software and technology relating to hospital claims auditing system and methods. However, your Form 10-K states that you have a patent, not that one is pending. Accordingly, please revise your disclosure in your Form 8-K and Form 10-K, as necessary, to rectify this apparent discrepancy. Please note that your revised disclosure should include the specific products or technology to which such patent relates, the expiration date of the patent and the jurisdiction in which the patent was granted.

Response: On page 5 of the Form 10-K, we have revised our disclosure to state as follows:

“We have a patent pending on our computer software and technology relating to hospital claims auditing system and methods. We filed for this patent with the United States Patent and Trademark Office on October 13, 2006. The patent is currently pending.”

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Health Revenue Assurance Holdings, Inc. /s/ Andrea Clark Name: Andrea Clark Title: Chief Executive Officer and President

8551 West Sunrise Boulevard       Suite 304       Plantation       Florida       33322
P. 954-472-2340       F. 954-370-0157
www.hraa.com